CHINA SURE WATER (USA) INC.
14 Wall Street, 20th Floor
New York, NY 10005

October 18, 2011

VIA EDGAR
Terence O’Brien
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	China Sure Water (USA) Inc.
Form 10/A Filed September 6, 2011
File No. 0-54259

Dear Mr. O’Brien:

I am writing in response to your letter dated September 30, 2011.  We are actively preparing responses to the comments set forth in your letter.  However we will require additional time to provide complete responses.  We expect to file our responses on EDGAR no later than October 24, 2011.

Yours.

/s/ Guo Xinhong

Guo Xinhong, President